VIA EDGAR

November 5, 2024

Ms. Keira Nakada, Staff Accountant
Mr. Rufus Decker, Assistant Chief Accountant
United States Securities and Exchange Commission
Washington D.C. 20549

Re:	Insperity, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023 Form 10-Q for Fiscal Quarter Ended June 30, 2024 Item 2.02 Form 8-K Filed August 1, 2024
File No. 001-13998

Dear Ms. Nakada and Mr. Decker:

We are responding to the letter dated October 1, 2024 (the “Letter”), received from the staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission regarding the referenced Report on Form 10-K, Report on Form 10-Q and Report on 8-K filed by Insperity, Inc. (the “Company”).

As discussed, due to problems with the initial transmission of the Letter, receipt of the Letter was delayed until October 22, 2024. We appreciate the extension by the Staff to allow us additional time to respond. Per your request, we are confirming that we will submit our response to the comments in the Letter on or before November 19, 2024.

In addition, please note that, as previously announced, I will be retiring from the Company on November 15, 2024. Upon my retirement, James Allison will be promoted to Executive Vice President of Finance, Chief Financial Officer and Treasurer and Sean Duffy will be promoted to Senior Vice President of Finance and Accounting. Accordingly, after such date, please direct further correspondence to Mr. Allison at jim.allison@insperity.com or 281-348-3140 or to Mr. Duffy at sean.duffy@insperity.com or 281-348-3160.

Sincerely,

/s/ Douglas S. Sharp
Douglas S. Sharp

cc:	James Allison
Sean Duffy
Christian Callens (General Counsel, 281-312-2764)